To Our Stockholders, Employees, Policyholders and Underwriters:

It is a pleasure to be writing to the special audience of PFCO readers on the occasion of our year end results for 2004 — and the start of our 59th year of operations.  The following report is organized in two sections.  The first, the more antiseptic one, is a presentation of facts and results for the year just concluded.  The analysis is intended to re-acquaint you with specific activities and outcomes previously addressed by the Company in various public communications.  The second section is the more qualitative portion of my report and in it I take certain liberties — the few remaining to me given the current environment of compliance and oversight which makes it difficult to provide you with the equivalent of a ‘front row seat’ on my thinking as it bears upon the prospects of PFCO.

Section I:  The “Pre-Dip”*

The Company earned $1,623,000 pre-tax in 2004 or $0.14 per share after tax on sales of $18,676,000.  Dividends paid to shareholders beginning in the second quarter of 2004 represented $0.045 per share for the 2004 year.  Adjustments to shares as approved by shareholders at the 2004 annual meeting had the effect of expanding the total number of shares outstanding.  The 2004 earnings plus dividends totaled $0.185 per share — this compares to a per share adjusted 2003 earnings result of $0.211 (no dividends were paid in 2003).  Year over year, the total economics to shareholders was slightly down — and earnings, specifically, were down 30%.

The bonus paid to senior management for the 2004 results amounted to zero.  We reported last year that senior executive compensation is tied to earnings growth.  Since this was not achieved, the question regarding bonuses answered itself.  We have a solid management team and they are fully engaged to improve results in 2005.

The Company reported significant and ongoing cash flows in 2004 and another round of expense improvements were implemented.  We start 2005 with more than $500,000 of 2004 costs which will be non-recurring.  The expense improvements largely resulted from management restructuring as we continue to “flatten” the organization and shorten the path of accountability for managers responsible for revenue development; no line staff layoffs were initiated — and none are presently contemplated.  The start of the 2005 year payroll cycle is running at only slightly above 2003 levels — which is noteworthy in an industry that struggles to build growth capacity without adding dramatically to the associated support costs.  (You may be asking yourself, did the Company grow in 2004?  According to the 10-KSB total revenues for 2004 were down 3.7%.  I will elaborate on this point in Section II.)

Cash accumulated in 2004 in a good way and came in on projection.  Year end cash reserves totaled $1,400,000 compared to 2003 which ended at $614,000.  A portion of 2004 cash was deployed to satisfy a litigation matter, now fully resolved.  We also used cash in 2004 to fulfill purchase installment commitments on acquisitions made in 2002 and 2003 as we crossed the high point of the payment schedules.  In 2005 and beyond these acquisitions, which are working well or better than planned, will be net contributors to future cash flow in a more significant way, as final payments are met.

A year ago we communicated our intent to eliminate bank debt by the end of 2004 and, in fact, the cash to cover the obligation was largely achieved.  However, given the activities of Eliot Spitzer and Marsh & McLennan, which emerged over the summer of 2004, and the resulting new uncertainties surrounding industry-wide profit share practices, we elected to warehouse cash until more was known about 2005 profit share likelihoods.

The dramatic structural adjustments announced by the California State Compensation Fund (SCIF) in 2003 did result in significant commission reductions.  In 2004 the Company’s average commission rate with SCIF was 5.5%, down from 9.2% in 2003.  Compensation to sales personnel adjusted commensurately.  New sales of workers’ compensation policies in 2004 were steady, in fact they were robust, but insufficient by themselves to overcome the downward adjustment to SCIF commissions.  Total revenues from SCIF were down $2.2 million in 2004 — and total revenues for the year compared to 2003 were only off 3.7% on an $18 million dollar business.  The Company did not stand by idly in the face of the SCIF changes.

Section II:  “The Milk”

At the risk of contradicting the previous inference — the one which would lead you to conclude that sales of non-SCIF products must have been terrific — we pause to assess our results in crop, benefits and fee for service segments.  Internally we experienced sales momentum in 2004 in these three areas below expectation.  Our review of this performance has not revealed anything fatally flawed.  We may have wished for a lot given the goal we set for ourselves to tame the elimination of $2.2 million of SCIF revenue in one year.

More specifically, fee for services has been an allusive idea for the industry, not just Pan American Underwriters.  We maintained our fee levels from 2003 and grew them modestly in 2004 but we have not cracked the code in this area.  Fees were up $400,000 for the year.  Our benefits platform lost its most senior leader in 2003 due to disability and we were late into 2004 before replacement leadership could be identified.  Benefits sales were flat in 2004.  We remain highly confident in our ability to source and sell benefits and 2005 should bear this out.  Finally, crop insurance has been a solid new addition to the agency — having arrived by way of two acquisitions in as many years.  The stability of the inventory is terrific and the margins are superior.  Organic growth in this space, on the other hand, is seemingly quite slow to develop and was in fact flat for the year.  We are pleased with the revenue diversity posed by our crop sales and we are undaunted by slower than expected 2004 new sales gains.  We expected more than what actually materialized and we will be back at it for the 2005 year.

It is worth mentioning that the Company’s plan to diversify away from its concentration on SCIF revenue is working.  New sales revenue from non-SCIF workers’ compensation sources in 2004 totaled more than $800,000 — we are not afraid of this line — we seek only to balance our concentration risk with SCIF.  Crop and benefits insurance also serve this purpose — and these two lines out perform workers’ compensation measured by the internal margins they generate.

Returning for a moment to the winds of change created by Attorney General Spitzer, the impact on the Company warrants a few sentences.  Historically, Pan American Underwriters has been a steady earner of profit share commissions from its key insurance carrier relationships.  The profit share earnings of which we speak have been linked to underwriting profitability — not volume sales.  Mr. Spitzer may be correct when he raises concerns about paying incentives to intermediaries which are tied to pushing volume to one carrier over another.  The potential for steering business in such instances can occur.  In recent years, when SCIF was virtually the only viable workers’ compensation market in California, a feature of their distribution model included a volume bonus.  We benefited.  It was impossible to be guilty of “steering” business to SCIF to optimize the volume bonus — as they were the only market with appetite — and a volume bonus was intrinsic to their standard broker agreement and has since been eliminated.  It should be noted, the elimination of the SCIF volume bonus occurred because it was inefficient — not because Spitzer’s penalty flag found its way to the SCIF field of play.

In the fourth quarter of 2004 we asked each of our producers to prepare an affidavit which reflects their business practices on the subject of steering business to serve management directives concerning profit share arrangements with carriers.  One-hundred percent of the responses affirmed two key ideas:  a) no producer at the Company is paid directly from profit share results, therefore no producer has any incentive to consider them, and b) when asked if management, as a practice, was guilty of promoting one carrier over another because of profit share arrangements, the universal reply was “no”.  While Spitzer also attacked certain actors for market rigging conduct, we have no comment because market rigging has always been out of bounds.

We have reported previously on our business interests as the program manager for a Bermuda based employer owned reinsurance captive called AggCap.  This business segment is growing.  We may have underestimated the duration of the recovery of the California workers’ compensation marketplace.  Unrepentant pricing pressures continue to make alternative solutions such as AggCap a viable consideration for employers who are seeking to retake more control of claims management processes.  The World Captive Forum, an annual industry-wide symposium for captive managers and reinsurance companies meets annually in November.  We have been invited as a prospective resource for the 2005 Forum as a result of the structural innovations which are part of the AggCap strategy.  As the program manager to AggCap we do not take any downside underwriting risk — however, our clients continue to benefit from the insights and experiences which were hard won from PFCO’s previous experience in the underwriting space.  The partnership which is emerging between Pan American Underwriters and the employer member-owners of AggCap differentiates the agency in the marketplace.  The product platform we are building as AggCap is proprietary and the Bermuda reinsurance captive has been profitable since it first began assuming underwriting risk in 2002.

Corporate insurance costs have been very expensive in recent years — and for a company our size — we receive no special treatment from carriers because we are “in the business”.  The hard insurance market does not exempt insiders — indeed we wonder at times if the opposite effect may not apply.  In 2004 our costs to secure D&O, E&O, workers’ compensation, EPLI and general liability coverage approached $1,000,000 in premiums — or 6% of sales — and this does not include health insurance as an employee benefit which equaled this number.  We have better news for 2005.  The professional liability coverage for the upcoming 2005 year is priced more efficiently by about $200,000 with substantially similar terms as expiring.  This expense relief is welcome — and we were not required to retain more net risk to achieve it.

How is our new President doing?  Bob Underwood is closing in on his first year in his new role and he would be the first to observe how challenging it is to develop an enterprise comprised of dozens of agents and thousands of sales issues — in contrast to building his own book of business — which defined his professional activity for the past two decades before taking this recent step to lead our agency plant.  In my view, I have watched Bob continue to identify and reward new carrier relationships with business placements which land directly in their strike zone with near 100% hit ratios.  This capability builds new revenues for the agency as it also keeps the product pipeline full of resources for Pan American Underwriters’ producers.  It also extends a decades old tradition for the Company — which has historically delivered some of the highest closing ratios in the business — accounting in large measure for the loyalty of our key insurance company trading partners — and a few deserve mention at this point:  Unigard, Rural Community Insurance Services, Financial Pacific, ACE USA, St. Paul, Discover Re and Wausau.  Bob’s growing awareness of the power of planning and measuring has been instrumental in assisting the Company to reduce costs without diminishing capacity.  Bob’s focus on sales has allowed the Company to spend valuable executive time on reinsurance relationships and infrastructure initiatives which has led to some promising innovations like AggCap.  The second year of Bob’s watch, 2005, should be even more fruitful for the Company and its shareholders alike.

Are there any new initiatives for 2005?  We are still actively pursuing potential agency acquisitions — and while none were completed in 2004 the 10-KSB in the “Subsequent Event” footnote reports the acquisition of Integrated Financial (Integrated) as of February 2005.  (Integrated is a benefits-only agency and thereby consistent with the diversification goals as discussed previously.)  The Company’s tax net operating loss carryforward (NOL) is an engine of net gains to cash, so we expect to be able to continue to act on acquisitions which meet our criteria.  The topic of acquisitions reminds me of another consequence of the Spitzer effect which occurred in 2004 — a sharp cooling off of agency M&A activity.  The valuation assumption for agencies was pushed to new levels of uncertainty depending how the question concerning profit share agreements would be resolved.  We believe profit share agreements tied to underwriting outcomes will survive largely in tact.  Several of our key trading relationships, at the level of their CEOs, have said as much.  Only SCIF will abandon its profit share practice and while we regret to see this happen — it is not unexpected — our efforts to replace this item which goes away in 2006 are well underway.

The Company will begin looking in earnest at reviving an active investor relations (IR) program in 2005.  The goal of IR activity will be to message the Company’s progress and valuation metrics — not necessarily reflected in the modest float and present market cap of the shares.  We believe people who know the Company appreciate the turnaround which began in 2002 — and we believe we have patiently put in place the elements of a good story which is supported by many measurements — sales, expense containment, leadership development, product innovation, tax assets.  The year over year revenue decline, as mentioned, was 3.7% — when more than 12% of 2003 equivalent revenues ($2.2 million from SCIF) evaporated for the 2004 period — so, in our opinion, the 2004 vs. 2003 revenue decline is not a proxy for an impaired ability to grow, just the contrary.  But all these descriptions of why a decline is really okay or why expenses are contained as earnings are off 30% — are frothy stuff.  We expect PFCO readers to read for assurance on the following central question:  when does the share price recover?

We believe management should be full out promoting the Company as a premier distributor of agribusiness commercial insurance products and services.  Management should be disciplined on expenses in the pursuit of margin, balancing sources of revenue thereby mollifying the effects of any one segment which undergoes significant change (viz SCIF), identifying and effecting acquisitions which are accretive and integratable, maintaining technology inputs appropriate to the Company’s size and needs.  In each of these areas management is on its game.

These positives are caught in a vice with two heads — the “wasteland” of micro-cap stocks for one — and Sarbanes-Oxley the other.  Rules resulting from Sarbanes-Oxley, specifically the financial controls testing called “404” are viewed by observers as onerous requirements for small companies.  PFCO has until 2006 to satisfy the 404 requirements and we are undaunted by them — we cannot overcome however, the perception that they are onerous and will be expensive to certify — which is the point of this commentary.  The nominal float of the shares coupled with compliance demands will continue to depress share value for PFCO holders in our view.  The cash dividend is a positive and may serve as a downside brake on share price.

As one of the Company’s larger holders of shares, these comments are not offered gratuitously.  I think about them.  We are asked from time to time about our plans as a public company and the appropriateness of this structure considering the environment and our market cap.  The Company is not prepared to stay independent or “public” at any cost.  This is meant to signal to holders that management and the board of directors remain open minded about such matters.  Given the unique specialty niche of the Company, its focus on rural markets and agribusiness, one way to unlock value for holders could include a management led privatization tender — which would allow the Special Committee of the board to assay value recognition for all holders, management included.

On the other hand, you may see the Company begin to pursue acquisitions in our core business, insurance distribution, but in industry segments beyond agribusiness.  The intent would be to continue to build the agribusiness niche while scaling the agency distribution model — with the expectation that diversification of the agency beyond agribusiness might reward the Company long-term by broadening its appeal to a larger universe of holder-investors or acquirers of high quality insurance distribution properties.

Meanwhile, the continued support of our shareholders is very much appreciated.

Respectfully submitted,

/s/ Jeffrey A. Snider
Jeffrey A. Snider
Chairman & CEO

* A traditional preparation for the dairy cow prior to milking may include a pre-dip process where the udder is washed with a solution of 1% iodine to disinfect and 1% lanoline to soften.

2004 PAULA Financial Corporate Information

Corporate Office
87 East Green Street
Suite 206
Pasadena CA 91105
(626) 844-7100

Corporate Counsel
Goodwin Procter LLP
599 Lexington Avenue
New York, NY 10022

Independent Auditors
Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Stock Listing
The company’s stock is traded on the Nasdaq Stock Market under the symbol “PFCO”.

Stockholder Information
Stockholder Information or a hard copy of the Annual Report materials may be obtained by writing to the Investor Relations Department at the above Corporate address or at: debbiemaddocks@paula.com.

Stockholder Account Information
Mellon Investor Services, LLC is the transfer agent, registrar and dividend disbursing agent for the Company.  Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of address should contact:

Mellon Investor Services, LLC
Overpeck Center
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 356-2017
www.melloninvestor.com